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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                  (RULE 13D-1)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                (AMENDMENT NO.1)(1)

                            TOPS APPLIANCE CITY, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   890910-102
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                                 (CUSIP Number)

                               ROBERT D. CARL, III
                         8300 DUNWOODY PLACE, SUITE 209
                             ATLANTA, GEORGIA 30350
                                  (770)518-9020
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
                                    COPY TO:
                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                       191 PEACHTREE ST., N.E., 16TH FLOOR
                             ATLANTA, GEORGIA 30303
                                  (404)572-600

                                   MAY 8, 1998
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                       (Continued on the following pages)
                               (Page 1 of 3 Pages)

---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
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CUSIP NO. 890910-102                                    13D            PAGE 2 OF 4 PAGES
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
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Robert D. Carl. III
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                           (b) [ ]
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
          Not Applicable
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) OR 2(e)                                                                                         [X]
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
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                   NUMBER OF                        7     SOLE VOTING POWER
                     SHARES                               914,999
                  BENEFICIALLY
                    OWNED BY
                      EACH
                   REPORTING
                  PERSON WITH

                                                  --------------------------------------------------------------------
                                                    8     SHARED VOTING POWER
                                                          0
                                                  --------------------------------------------------------------------
                                                    9     SOLE DISPOSITIVE POWER
                                                          914,999
                                                  --------------------------------------------------------------------
                                                    10    SHARED DISPOSITIVE POWER
                                                          0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          914,999
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [X]
          Excludes 200 shares of Common Stock of the Issuer held by Mary Ann
          Carl, Mr. Carl's mother. Mr. Carl disclaims beneficial ownership of the shares held by his mother.

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.2%
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   14     TYPE OF REPORTING PERSON
          IN
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                         AMENDMENT NO. 1 TO SCHEDULE 13D

         The Schedule 13D of Robert D. Carl, III, dated March 31, 1998 (the
"Original Statement") relating to the Common Stock, no par value (the "Shares"), of Tops Appliance City, Inc. (the "Issuer") is hereby amended as set forth herein. Unless otherwise indicated, each capitalized term not defined herein has the same meaning assigned to such term in the Original Statement.

         ITEM 6 IS HEREBY DELETED IN ITS ENTIRETY, AND THE FOLLOWING NEW ITEM 6
IS HEREBY SUBSTITUTED IN ITS PLACE:

         Item 6. Contracts, Arrangements, Understandings or Relationships with
                 Respect to Securities

         On May 8, 1998, Mr. Carl and the Issuer entered into a Conversion
Agreement (the "Conversion Agreement") pursuant to which the Issuer agreed to permit Mr. Carl to convert, and Mr. Carl agreed to convert, the New Debentures into Shares immediately following the receipt of approval of the conversion by the Board of Directors and common stockholders of the Issuer. Pursuant to the Conversion Agreement, the Issuer will pay to Mr. Carl all accrued and unpaid interest with respect to $750,000 in principal amount of the New Debentures which were so converted. In addition, and as consideration to Mr. Carl for agreeing to convert the New Debentures, the Issuer agreed to make two payments of $24,375 each to Mr. Carl on August 31, 1998 and February 28,1999, respectively. Pursuant to the Conversion Agreement, the Issuer also has agreed to use its reasonable best efforts to cause the registration statement on Form
S-3 previously filed by the Issuer with the Securities and Exchange Commission to register the New Debentures and the Shares issuable upon the conversion thereof to become effective.

         Item 7.  Material to be Filed as Exhibits

                  99.1 Conversion Agreement dated as of May 8, 1998 between Tops
                       Appliance City, Inc. and Robert D. Carl, III


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Date:  05/20/98
                                           -------------------------------------

                                      /s/ ROBERT D. CARL, III
                                      ------------------------------------------
                                     Robert D. Carl, III


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                                  EXHIBIT INDEX

Exhibit No.                        Description
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
   99.1             Conversion Agreement dated as of May 8, 1998 between Tops
                    Appliance City, Inc. and Robert D. Carl, III



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